CREDIT SUISSE ASSET MANAGEMENT INCOME FUND, INC.

1285 Avenue of the Americas

New York, New York 10019

March 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Credit Suisse Asset Management Income Fund, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on March 6, 2026.

Very truly yours,

CREDIT SUISSE ASSET MANAGEMENT INCOME FUND, INC.

By:	/s/Karen Regan
Name:	Karen Regan
Title:	Secretary